Exhibit 99.1

Norwegian Cruise Line Reports Results for Second Quarter 2010

Company posts eighth consecutive quarter of year-over-year EBITDA growth

12.6% improvement in EBITDA over prior year

Net Yield increases 6.6% over prior year

MIAMI--(BUSINESS WIRE)--July 26, 2010--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or “the Company”) today reported results for the second quarter ended June 30, 2010.

EBITDA for the second quarter of 2010 improved 12.6% to $94.7 million versus $84.2 million for the same period in 2009 (a 12.1% increase on an adjusted basis, to $95.7 million from $85.4 million). An improvement in Net Yield of 6.6% in the quarter resulted in Net Revenue increasing to $364.7 million from $353.9 million despite a 3.3% decrease in Capacity Days in the quarter due to the departure of Norwegian Majesty from the fleet in October 2009. The increase in Net Yield came from both improved passenger ticket pricing and increased onboard revenue per Capacity Day. Occupancy Percentage for the quarter was 109.2%. Net loss for the quarter was $14.9 million on revenue of $477.9 million compared to net income of $15.4 million on revenue of $478.4 million in 2009. The net loss in 2010 included a non-recurring charge of $33.1 million related to foreign exchange contracts associated with the financing of Norwegian Epic. Excluding this non-recurring charge, net income for the period was $18.2 million.

Net Cruise Cost for the second quarter was essentially flat year over year. On a per Capacity Day basis, Net Cruise Cost increased 3.5% primarily due to higher average fuel costs in the period and fewer capacity days as a result of the departure of Norwegian Majesty. Average fuel cost per metric ton in the period climbed to $508 in 2010 from $356 in 2009. Net Cruise Cost Excluding Fuel per Capacity Day decreased 2.3%.

“The results for the quarter demonstrate that we are continuing to build momentum,” said Kevin Sheehan, chief executive officer of Norwegian Cruise Line. “Our improved results over last year were achieved while absorbing a 43% increase in the price of fuel,” said Sheehan.

Interest expense, net of capitalized interest, increased to $37.0 million in the quarter compared to $26.6 million in 2009 due to higher average interest rates in the period. Other expense increased to $33.8 million in 2010 versus $4.3 million in 2009 primarily due to the aforementioned loss on foreign exchange contracts.

Updates and Outlook

Last month the Company took delivery of Norwegian Epic, its largest, most innovative Freestyle Cruising vessel to date. With 21 dining options, an equal number of bars and lounges, and an entertainment lineup which includes venues housing world-renown acts such as Blue Man Group and Legends in Concert in the Epic Theater, Cirque Dreams and DinnerTM in the Spiegel Tent, The Second City Comedy Troupe and Howl at the Moon at Headliners and Nickelodeon at Sea entertainment throughout the ship, Norwegian Epic has brought the Company’s Freestyle Cruising offering to a new level. “The depth and breadth of choices and activities on board Norwegian Epic is unparalleled in the industry,” said Sheehan.

After inaugural events in Rotterdam and Southampton, Norwegian Epic took guests on a maiden transatlantic voyage to New York City, where she became the largest vessel ever to dock in Manhattan. In a spectacular ceremony, Norwegian Epic was formally christened by her Godmother, country music icon and Freestyle Cruising fan Reba McEntire. After a successful two-night christening voyage, Norwegian Epic returned to Manhattan to serve as the host site for NBC’s top-rated broadcast of the Macy’s Fourth of July Fireworks Spectacular on the Hudson River. Added Sheehan, “We could not have asked for a better way to introduce Norwegian Epic to the world. From the delighted looks on guests’ faces and the tremendous positive feedback we’ve received from those who sailed on her, we know that all the hard work and dedication by all of Norwegian’s team members has created something truly special.” Regarding her bookings, Sheehan commented, “Norwegian Epic has been booking extremely well, setting records week after week since her introduction in Europe and subsequent inaugural events in New York and Miami.” Norwegian Epic is currently sailing alternating 7-day Eastern and Western Caribbean itineraries on Saturdays from the Port of Miami through April 2011, when she will then reposition to start her summer Mediterranean season out of Barcelona.

The second half of 2010 is showing solid improvements in pricing from 2009 levels with load factors consistent with prior year. Unlike this same time last year, the Company has been successful at holding price while balancing load factor. The booking curve continues to be healthy, but has narrowed from the highest levels achieved in the first quarter of 2010.

Terminology and Non-GAAP Financial Measures

Berths. Double occupancy per cabin even though many cabins can accommodate three or more passengers.

Capacity Days. Berths multiplied by the number of cruise days for the period.

EBITDA. Earnings before interest, other income (expense) including taxes, impairment loss, and depreciation and amortization.

Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

Gross Yield. Total revenue per Capacity Day.

Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

Net Per Diem. Net Revenue per Passenger Cruise Day.

Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield. Net Revenue per Capacity Day.

Occupancy Percentage or Load Factor. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Information

To supplement the Company’s consolidated financial statements presented in accordance with accounting principles generally accepted in the U.S., the Company also provides certain non-GAAP financial measures, including EBITDA, Net Revenue, Net Yield, and Net Cruise Cost.

We define EBITDA as earnings before interest, other income (expense) including taxes, impairment loss, and depreciation and amortization and is used by management to measure operating performance of the business. Management believes EBITDA, when considered along with other performance measures, is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, marketing, general and administrative expense and other operating income and expense. EBITDA is also one of the measures used by the Company to calculate incentive compensation for management-level employees. This non-GAAP financial measure has certain material limitations, including:

* it does not include net interest expense. As the Company has borrowed money for general corporate purposes, interest expense is a necessary element of its costs and ability to generate profits and cash flows; and

* it does not include depreciation and amortization expense. As the Company uses capital assets, depreciation and amortization are necessary elements of its costs and ability to generate profits and cash flows.

Management compensates for these limitations by using EBITDA as only one of several measures for evaluating the Company’s business performance. In addition, capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by management. Management believes EBITDA can provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of the Company’s financial performance and prospects for the future. EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

We define Adjusted EBITDA as EBITDA with supplemental adjustments. Each adjustment and the reasons we consider them appropriate for supplemental analysis should be evaluated. In evaluating Adjusted EBITDA, be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments, and it is subject to certain additional adjustments. Our use of Adjusted EBITDA may not be comparable to other companies within our industry.

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield and Net Cruise Cost to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 44-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian has 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on some of the newest and most contemporary ships at sea.

Norwegian’s largest and most innovative Freestyle Cruising ship, Norwegian Epic, debuted in June 2010. Norwegian Cruise Line is the official cruise line of Blue Man Group, debuting for the first time at sea on Norwegian Epic, as well as the official cruise line of Legends in Concert, Second City® Comedy Troupe, Howl at the Moon Dueling Pianos, Gibson Guitar, and Nickelodeon, the number-one entertainment brand for kids. Cirque Dreams™ & Dinner is also featured on board Norwegian Epic as the first show of its kind at sea under a big top.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook and Twitter, watch us on YouTube, or contact us in the U.S. and Canada at 888- NCL-CRUISE (625-2784).

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws including the statements made under the "Outlook" section of this release. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence; changes in cruise capacity, as well as capacity changes in the overall vacation industry; intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively; our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and the incurrence of substantial indebtedness in the future; the continued availability under our credit facilities and compliance with our covenants; our ability to incur significantly more debt despite our substantial indebtedness; our ability to generate sufficient cash flow from operations or draw on our credit facilities may be limited and not in an amount sufficient to fund our liquidity needs; the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the impact of any future changes relating to how travel agents sell and market our cruises; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; changes in fuel prices or other cruise operating expenses; the risks associated with operating internationally; the impact of the spread of contagious diseases; changes in general economic, business and geo-political conditions; accidents causing damage to ships and other accidents/incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; our ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms; the continued availability of attractive port destinations; the loss of key personnel or our ability to recruit or retain qualified personnel; the control by certain of our shareholders whose interest may not be aligned with ours; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards; future changes in the applicable tax laws; changes involving the environmental, health, safety, security and other regulatory regimes in which we operate; general industry trends, including the introduction of competing itineraries and other products by other companies; the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with our expectations; the lack of acceptance of new itineraries, products or services by our targeted customers; our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide; the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives; changes in interest rates, fuel costs, or foreign currency rates; increases in our future fuel expenses related to implementing recently proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations; changes in other operating costs such as crew, insurance and security; the impact of pending or threatened litigation and investigations; the impact of changes in our credit ratings; the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage; our ability to attain and maintain any price increases for our products; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships; the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other risks discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NORWEGIAN CRUISE LINE CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited, in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Revenue
Passenger ticket	$328,683	$330,265	$607,715	$613,413
Onboard and other	149,232	148,152	286,702	289,459
Total revenue	477,915	478,417	894,417	902,872

Cruise operating expense
Commissions, transportation and other	75,950	83,239	139,887	150,188
Onboard and other	37,258	41,275	70,080	76,711
Payroll and related	80,234	80,317	157,258	162,580
Fuel	49,569	36,287	96,907	68,815
Food	26,934	30,412	51,685	60,404
Other	51,449	61,078	99,741	124,160
Total cruise operating expense	321,394	332,608	615,558	642,858

Other operating expense
Marketing, general and administrative	61,786	61,654	125,985	124,957
Depreciation and amortization	38,896	38,135	76,753	76,119
Total other operating expense	100,682	99,789	202,738	201,076
Operating income	55,839	46,020	76,121	58,938

Non-operating income (expense)
Interest income	37	287	65	635
Interest expense, net of capitalized interest	(37,047)	(26,635)	(72,886)	(52,047)
Other income (expense)	(33,769)	(4,253)	(34,372)	13,082
Total non-operating expense	(70,779)	(30,601)	(107,193)	(38,330)
Net income (loss)	$(14,940)	$15,419	$(31,072)	$20,608

NORWEGIAN CRUISE LINE
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)
	June 30,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$99,441	$50,152
Restricted cash	2,800	3,097
Accounts receivable, net	8,649	7,868
Inventories	34,853	28,865
Prepaid expense and other assets	34,476	61,580
Total current assets	180,219	151,562

Property and equipment, net	4,613,368	3,836,127
Goodwill and tradename	602,792	602,792
Other long-term assets	142,042	220,867
	$5,538,421	$4,811,348

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$143,583	$3,586
Accounts payable	47,840	28,376
Accrued expense and other liabilities	212,320	206,419
Due to Affiliate, net	748	225
Advance ticket sales	385,688	255,432
Total current liabilities	790,179	494,038

Long-term debt	3,024,948	2,554,105
Other long-term liabilities	62,230	58,654
Total liabilities	3,877,357	3,106,797

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares
authorized, 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,329,559	2,328,302
Accumulated other comprehensive income	(11,373)	2,299
Retained earnings (deficit)	(657,147)	(626,075)
Total shareholders’ equity	1,661,064	1,704,551
	$5,538,421	$4,811,348

NORWEGIAN CRUISE LINE
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)
	Six Months Ended
	June 30,
	2010	2009
Cash flows from operating activities
Net income (loss)	$(31,072)	$20,608
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation and amortization expense	86,238	83,116
Loss on translation of debt	-	1,467
Loss (gain) on derivatives	2,784	(15,192)
Share-based compensation expense	1,260	485
Changes in operating assets and liabilities:
Accounts receivable, net	(781)	(1,380)
Inventories	(5,988)	(3,241)
Prepaid expenses and other assets	110,353	(56,988)
Accounts payable	19,464	(27,662)
Accrued expense and other liabilities	287	(34,146)
Advance ticket sales	130,256	59,244
Net cash provided by operating activities	312,801	26,311

Cash flows from investing activities
Additions to property and equipment, net	(853,994)	(70,551)
Restricted cash	418	(405)
Net cash used in investing activities	(853,576)	(70,956)

Cash flows from financing activities
Repayments of long-term debt	(262,433)	(74,567)
Proceeds from long-term debt	873,273	30,000
Transactions with Affiliate, net	523	71,323
Contributions from Affiliates	-	100,000
Other, primarily deferred financing fees	(21,299)	(14,848)
Net cash provided by financing activities	590,064	111,908
Net increase in cash and cash equivalents	49,289	67,263
Cash and cash equivalents at beginning of period	50,152	185,717
Cash and cash equivalents at end of period	$99,441	$252,980

NORWEGIAN CRUISE LINE NON-GAAP RECONCILING INFORMATION (unaudited)

The following table sets forth selected statistical information:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Passengers Carried	330,662	338,097	635,687	671,058
Passenger Cruise Days	2,224,214	2,307,675	4,368,760	4,571,134
Capacity Days	2,035,928	2,105,876	4,024,208	4,223,396
Occupancy Percentage	109.2%	109.6%	108.6%	108.2%
Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and
Yield data):
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Passenger ticket revenue	$328,683	$330,265	$607,715	$613,413
Onboard and other revenue	149,232	148,152	286,702	289,459
Total revenue	477,915	478,417	894,417	902,872
Less:
Commissions, transportation and other
expense	75,950	83,239	139,887	150,188
Onboard and other expense	37,258	41,275	70,080	76,711
Net Revenue	$364,707	$353,903	$684,450	$675,973

Capacity Days	2,035,928	2,105,876	4,024,208	4,223,396
Gross Yield	$234.74	$227.18	$222.26	$213.78
Net Yield	$179.14	$168.06	$170.08	$160.05
Gross Cruise Cost and Net Cruise Cost were calculated as follows (in thousands, except Capacity
Days and per Capacity Day data):
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Total cruise operating expense	$321,394	$332,608	$615,558	$642,858
Marketing, general and administrative
expense	61,786	61,654	125,985	124,957
Gross Cruise Cost	383,180	394,262	741,543	767,815
Less:
Commissions, transportation and other
expense	75,950	83,239	139,887	150,188
Onboard and other expense	37,258	41,275	70,080	76,711
Net Cruise Cost	$269,972	$269,748	$531,576	$540,916

Capacity Days	2,035,928	2,105,876	4,024,208	4,223,396
Gross Cruise Cost per Capacity Day	$188.21	$187.22	$184.27	$181.80
Net Cruise Cost per Capacity Day	$132.60	$128.09	$132.09	$128.08

Net Cruise Cost Excluding Fuel was calculated as follows (in thousands, except Capacity Days and per Capacity Day data):
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Net Cruise Cost	$269,972	$269,748	$531,576	$540,916
Less:
Fuel	49,569	36,287	96,907	68,815
Net Cruise Cost Excluding Fuel	$220,403	$233,461	$434,669	$472,101

Capacity Days	2,035,928	2,105,876	4,024,208	4,223,396
Net Cruise Cost Excluding Fuel per
Capacity Day	$108.26	$110.86	$108.01	$111.78
EBITDA and Adjusted EBITDA are calculated as follows (in thousands):
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Net income (loss)	$(14,940)	$15,419	$(31,072)	$20,608
Interest income	(37)	(287)	(65)	(635)
Interest expense, net of capitalized
interest	37,047	26,635	72,886	52,047
Other expense (income)	33,769	4,253	34,372	(13,082)
Operating income	55,839	46,020	76,121	58,938
Depreciation and amortization
expense	38,896	38,135	76,753	76,119
EBITDA	94,735	84,155	152,874	135,057
Legal fees (1)	-	-	-	1,500
Other (2)	995	1,251	2,381	2,507
Adjusted EBITDA	$95,730	$85,406	$155,255	$139,064

(1) Legal fees for credit facility amendments.
(2) Includes non-cash compensation and crew pension costs.

CONTACT:
Norwegian Cruise Line
Media:
AnneMarie Mathews, 305-436-4173
PublicRelations@ncl.com
or
Investor Relations:
Mark A. Kempa, 305-436-4932